UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the Notice of Annual Meeting of Shareholders and Proxy Statement of Euroseas Ltd. (the "Company") for the Annual Meeting of Shareholders to be held on June 25, 2010.  Attached as Exhibit 2 is the Proxy Card for the Annual Meeting of Shareholders of the Company.

Exhibit 1

June 3, 2011

TO THE SHAREHOLDERS OF EUROSEAS LTD.

Enclosed is a Notice of the Annual Meeting of Shareholders of Euroseas Ltd. (the "Company") which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004 on June 24, 2011 at 10:30 AM.

At this Annual Meeting (the "Meeting"), shareholders of the Company will consider and vote upon proposals:

1.	To elect three Class A Directors to serve for a term of three years until the 2014 Annual Meeting of Shareholders ("Proposal One");

2.	To approve the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2011 ("Proposal Two"); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitle to vote and voting at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Aristides J. Pittas
Chief Executive Officer

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

4 Messogiou & Evropis Street, 151 25 Maroussi, Greece
Tel: (011) (30) (210) 610-5110, Fax: (011) (30) (210) 610-5111
e-mail:  aha@euroseas.com
website:  http:///www.euroseas.gr

EUROSEAS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 24, 2011

NOTICE IS HEREBY given that the Annual Meeting of the shareholders of Euroseas Ltd. (the "Company") will be held on June 24, 2011, at 10:30 AM, at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect three Class A Directors to serve for a term of three years until the 2014 Annual Meeting of Shareholders ("Proposal One");

2.	To approve the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2011 ("Proposal Two"); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board has fixed the close of business on May 23, 2011 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Stephania Karmiri
Secretary

June 3, 2011
Maroussi, Greece

EUROSEAS LTD.
4 MESSOGIOU & EVROPIS STREET
151 25 MAROUSSI, GREECE

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 24, 2011
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Euroseas Ltd., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004, on June 24, 2011, at 10:30 AM, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about June 3, 2011.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 23, 2011 (the "Record Date"), the Company had outstanding 31,002,711 shares of common stock, par value $0.03 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the NASDAQ Global Select Market under the symbol "ESEA."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable.  A proxy may be revoked by filing with the Secretary of the Company at the Company's executive office, Euroseas Ltd., 4 Messogiou & Evropis Street, 151 25 Maroussi, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes.  As provided in the Company's Bylaws, each director is elected to serve for a three year term and until such director's successor is elected and has qualified.  The term of our three Class A Directors expires in 2011, the term of our two Class B Directors expires in 2012 and the term of our two Class C Directors expires in 2013.  The Board has nominated Aristides J. Pittas, Dr. Anastasios Aslidis  and Aristides P. Pittas, each Class A Directors, for re-election as Class A Directors whose term would expire at the 2014 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby "FOR" the election of the following three nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position
Aristides J. Pittas	51	Director, Class A
Dr. Anastasios Aslidis	51	Director, Class A
Aristides P. Pittas	59	Director, Class A

Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since 1997, Mr. Pittas has also been the President of Eurotrade, a ship operating company and our affiliate. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle - Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 20 years of experience in the maritime industry. Between 2003 and 2005, he worked on financial risk management methods for shipowners and banks lending to the maritime industry, especially as pertaining to compliance to the Basel II Capital Accords. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Between 1993 and 2003, as part of his tenure at Marsoft, he worked on various projects including development of portfolio and risk management methods for shipowners, establishment of investments funds and structuring of private equity investments in the maritime industry and other business development for Marsoft's services. Between 1989 and 1993, Dr. Aslidis worked on economic modeling of the offshore drilling industry and on the development of a trading support system for the drybulk shipping industry on behalf of a major European shipowner. Dr. Aslidis holds a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management (1984) and Operations Research (1987) from the Massachusetts Institute of Technology, and a Ph.D. in Ocean Systems Management (1989) also from the Massachusetts Institute of Technology.

Aristides P. Pittas has been a member of our Board of Directors since our inception on May 5, 2005 and our Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 70 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2011.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Stephania Karmiri
Secretary

June 3, 2011
Maroussi, Greece

Exhibit 2

ANNUAL MEETING OF SHAREHOLDERS OF

EUROSEAS LTD.

June 24, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card, and 20-F Annual Report are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=14991

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20330000000000001000 8 062411

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTORS NOMINATED BY THE BOARD OF DIRECTORS, AND "FOR" APPROVAL OF THE PROPOSALS SET FORTH BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:

○ Aristides J. Pittas	Class A Director
○ Dr. Anastasios Aslidis	Class A Director
○ Aristides P. Pittas	Class A Director

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. RATIFICATION OF APPOINTMENT OF AUDITORS Ratification of the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2011	☐	☐	☐

ELECTRONIC ACCESS TO FUTURE DOCUMENTS
If you would like to receive future shareholder communications over the Internet exclusively, and no longer receive any material by mail please visit http://www.amstock.com. Click on Shareholder Account Access to enroll. Please enter your account number and tax identification number to log in, then select **Receive Company Mailings via E-Mail** and provide your e-mail address.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

EUROSEAS LTD.

The undersigned hereby appoints Aristides J. Pittas, Dr. Anastasios Aslidis, Stephania Karmiri, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Euroseas Ltd. common stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of Euroseas Ltd. to be held on June 24, 2011 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTORS NOMINATED BY THE BOARD OF DIRECTORS, AND "FOR" APPROVAL OF EACH OF THE PROPOSALS SET FORTH ON THE REVERSE SIDE.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be signed on the reverse side.)

14475

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.
(registrant)

Dated: June 3, 2011	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
President